Exhibit (a)(1)(I)

The Bulldog-Ancora Group Amends its Tender Offer for Adams Natural Resources Fund

SADDLE BROOK, N.J. – June 16, 2020 – The Bulldog-Ancora Group, an entity formed by Bulldog Investors, LLC (“Bulldog”) and Ancora Advisors, LLC (“Ancora”), today announced that it has amended its tender offer to acquire up to $70 million worth of shares of Adams Natural Resources Fund, Inc. (NYSE: PEO) in order to remove the condition that at least 4,481,187 Shares, representing 15% of Shares outstanding, be validly tendered and not withdrawn.

The Offer and withdrawal rights are scheduled to expire at midnight (one minute after 11:59 p.m.), New York City time, on June 26, 2020, unless the Offer is further amended or extended.

The Offer to Purchase, Letter of Transmittal and other Offer documents are amended pursuant to Amendment No. 3 of the Schedule TO, as filed with the Securities and Exchange Commission on June 16, 2020. Shareholders of PEO may obtain a copy of all documents relating to the Offer, including Amendment No. 3 to the Schedule TO, at www.icommaterials.com/peo or by contacting InvestorCom at the number or email address below.

About Bulldog Investors

Bulldog Investors is an SEC-registered investment advisor that manages Special Opportunities Fund, Inc. (NYSE:SPE), a registered closed-end investment company, and separately managed accounts. Bulldog beneficially holds approximately 1.4% of the outstanding common stock of PEO.

About Ancora Advisors

Ancora Holdings Inc. is the parent company of three SEC-registered investment advisors including Ancora Advisors LLC which manages separately managed accounts, the Ancora Family of Mutual Funds, and private investment funds. Ancora’s clients hold approximately 8.5% of the outstanding common stock of PEO.

Contact:	InvestorCom John Glenn Grau, (203) 972-9300 ext. 110

jgrau@investor-com.com